# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EBR Systems, Inc., CIK 0001347123
CUSIP: 268487107
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 480 Oakmead Parkway, Sunnyvale, California (CA), 94085
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002099534

## Reporting persons
- Regal Partners Funds Management Pty Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Australia (C3); sole voting power 0; shared voting power 87,510,124; sole dispositive power 0; shared dispositive power 87,510,124; aggregate amount beneficially owned 87,510,124 (11.62% of the class)
- Regal Partners Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Australia (C3); sole voting power 0; shared voting power 87,510,124; sole dispositive power 0; shared dispositive power 87,510,124; aggregate amount beneficially owned 87,510,124 (11.62% of the class)

## Item 1. Issuer
Name of issuer: EBR Systems, Inc.
Address of issuer's principal executive offices: 480 Oakmead Parkway, Sunnyvale, CA 94085, USA

## Item 2. Person Filing
Name of person filing: Regal Partners Funds Management Pty Limited and Regal Partners Limited
Address of principal business office or, if none, residence: Level 46, Gateway, 1 Macquarie Place, Sydney NSW 2000
Citizenship: Australian

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC), non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: FI

## Item 4. Ownership
Amount beneficially owned: 87,510,124
Percent of class: 11.62
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 87,510,124
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 87,510,124

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Regal Partners Funds Management Pty Limited: /s/ Candice Driver, Company Secretary (07/03/2026)
- Regal Partners Limited: /s/ Kathleen Liu, Company Secretary (07/03/2026)